November 17, 2015

Mark P. Shuman

Securities and Exchange Commission

Washington, D.C. 20549

Re:	SavMobi Technology Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed October 30, 2015 File No. 333-206804

Dear Mr. Shuman;

In response to your letter dated November 13, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of SavMobi Technology Inc. (the "Company"). Amendment No. 2 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's November 13, 2015 letter in italicized text immediately before our response.

Risk Factors, page 9

1.       We reissue prior comment 7 in part, insofar as you have not disclosed here and in Capital Resources and Liquidity, the minimum number of months that you will be able to conduct your planned operations using currently available capital resources

Response:

We revised our disclosure in Risk Factors, page 9 and in Capital Resources and Liquidity on page 29 to disclose the minimum number of months that the Company will be able to conducts its planned operation using currently available capital resources.

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Description of Business, page 22

2.       We note your response to prior comment 2. However, please further revise your disclosure to explain that the market data represented in this section represents calculations you have made based on underlying data contained in the Borrell Associates report, rather than points actually contained in the reports.

Response:

We have revised our disclosure on page 22 to explain that the market data represented in this section represents calculations the Company has made based on underlying data contained in the Borrell Associates report, rather than points actually contained in the report.

3.       We note your response to prior comment 4. However, your disclosure on page 23 states that "the total software development cost [is] $38,000." Elsewhere in your filing you state that you require a minimum of $25,000 of gross offering proceeds, to implement your business plan. Please revise to ensure your capital needs are stated consistently, or tell us why you believe that the existing disclosure consistently state such needs.

Response:

We have revised our disclosure on page 23, "Plan of Operation" to explain that the $38,000 the Company intends to "spend on software development" cost is based on if the Company sells 100% of shares offered. Also contained within the Plan of Operation are the amounts the Company intends to "spend on software development" based on the assumption if the Company 25%, 50% or 75% of the shares offered. The $25,000 represents the minimum as presented in Plan of Operation to implement the Company's plan of operations.

Competition, page 25

4.       You state that Yelp and Pirq are your biggest competitors. This disclosure suggests that you are currently operating in this business space. Since you have yet to launch your mobile solution, it appears that you should revise this statement to reflect that you expect these companies to be competitors in the future.

Response:

We have revised our statement on page 25, "Competition", to reflect that we expect Yelp and Pirq to be our biggest competitors in the future.

5.       We note your response to prior comment 14. Please further revise your disclosures to describe whether the features you intend to include in your software, that you describe in the ultimate paragraph of page 25, are already included other apps or software.

Response:

We have revised our disclosure in the ultimate paragraph on page 25, to describe what features are unique to our software that are not included in our competitors apps or software.

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Business Experience, page 31

6.       We note that the biographical information for you director and officer has a promotional tone. Please revise to limit the information to factually verifiable statements.

Response:

We have revised our disclosure on page 31, Business Experience to limit the information to factually and verifiable statements.

7.       We note your response to prior comment 6; however, we are unable to concur with your assertion that this information is not required to be disclosed pursuant to Item 401 of Regulation S-K.

Response:

We have revised our disclosure on page 31, "Business Experience" to included Mr. Sidhu's past experience as a director and officer of a private Nevada corporation, SavMobi, Inc.

We trust our responses meet with your approval.

Sincerely,

/s/ Lakhwinder Singh Sidhu,

President

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